Bright Minds Biosciences Inc.

Condensed Interim Consolidated Financial Statements

For the nine months ended June 30, 2025 and 2024

(Expressed in Canadian Dollars)

Bright Minds Biosciences Inc. Condensed Interim Consolidated Statements of Financial Position (Expressed in Canadian dollars)

		June 30,	September 30,
As at	Notes	2025 (unaudited)	2024 (audited)
		$	$
ASSETS
Current Assets
Cash and cash equivalents	9	51,387,560	5,720,092
Sales tax receivables		115,168	50,224
Other receivables	8	157,466	-
Prepaids		708,390	216,628
		52,368,584	5,986,944
Non-Current Assets
Right-of-use asset	11	128,976	117,658
TOTAL ASSETS		52,497,560	6,104,602

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	4, 6	526,803	449,299
Lease liability - current portion	11	78,188	79,384
		604,991	528,683
Non-Current Liabilities
Lease liability - non-current portion	11	62,842	39,576
TOTAL LIABILITIES		667,833	568,259

Shareholders' equity
Share capital	5	89,910,125	35,423,371
Pre-funded warrants	5	-	455,573
Reserves	5	4,412,316	4,006,368
Deficit		(42,492,714)	(34,348,969)
TOTAL SHAREHOLDERS' EQUITY		51,829,727	5,536,343
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		52,497,560	6,104,602

Nature and continuance of operations (Note 1)

Contractual obligations (Note 7)

Contingent liability (Note 12)

Approved on behalf of the Board of Directors:

"Ian McDonald"	"Nils Bottler"
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Bright Minds Biosciences Inc. Condensed Interim Consolidated Statements of Comprehensive Loss (Expressed in Canadian dollars - Unaudited)

	Notes	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the nine months ended June 30, 2025	For the nine months ended June 30, 2024
		$	$	$	$
EXPENSES
Consulting fees	5,6	46,567	21,435	70,486	76,969
Directors' compensation	5,6	141,757	109,068	330,105	348,722
Foreign exchange		2,680,760	19,826	1,118,502	21,174
Marketing, advertising, and investor relations		112,676	-	277,216	36,600
Office and administrative	11	165,499	81,245	519,723	215,584
Professional fees	6	125,437	108,896	611,494	416,684
Regulatory and filing		12,520	11,363	163,714	172,943
Research and development	5,6,10	2,691,854	(566,749)	6,300,304	763,955
Loss before other items		(5,977,070)	214,916	(9,391,544)	(2,052,631)
Other items
Tax recovery		257,869	-	257,869	-
Interest income		476,231	14,987	989,930	24,126
Net and comprehensive loss		(5,242,970)	229,903	(8,143,745)	(2,028,505)

Basic and diluted loss per share		(0.74)	0.05	(1.20)	(0.48)

Weighted average number of common shares outstanding
-basic		7,083,962	4,463,837	6,759,537	4,255,273
-diluted		7,083,962	4,649,066	6,759,537	4,255,273

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Bright Minds Biosciences Inc. Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Expressed in Canadian Dollars - Unaudited)

	Share Capital
	Number of shares	Share capital	Pre-funded warrants	Reserves	Deficit	Total
		$	$	$	$	$
Balance as at September 30, 2023	3,772,072	33,914,308	831,834	3,399,097	(31,547,023)	6,598,216
Private placement - common shares (Note 5)	661,765	900,000	-	-	-	900,000
RSUs exercised (Note 5)	30,000	232,500	-	(232,500)	-	-
Share-based compensation (Note 5)	-	-	-	629,532	-	629,532
Net loss for the period	-	-	-	-	(2,028,505)	(2,028,505)
Balance as at June 30, 2024	4,463,837	35,046,808	831,834	3,796,129	(33,575,528)	6,099,243

Balance as at September 30, 2024	4,524,087	35,423,371	455,573	4,006,368	(34,348,969)	5,536,343
Private placement - common shares (Note 5)	1,612,902	48,628,964	-	-	-	48,628,964
Share issuance costs (Note 5)	-	(83,720)	-	-	-	(83,720)
Pre-funded warrants exercised (Note 5)	72,950	455,937	(455,573)	-	-	364
Options exercised (Note 5)	151,700	2,019,323	-	(830,473)	-	1,188,850
Warrants exercised (Note 5)	608,000	2,589,000	-	-	-	2,589,000
RSUs exercised (Note 5)	115,000	877,250	-	(877,250)	-	-
Share-based compensation (Note 5)	-	-	-	2,113,671	-	2,113,671
Net loss for the period	-	-	-	-	(8,143,745)	(8,143,745)
Balance as at June 30, 2025	7,084,639	89,910,125	-	4,412,316	(42,492,714)	51,829,727

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Bright Minds Biosciences Inc. Condensed Interim Consolidated Statements of Cash Flows (Expressed in Canadian Dollars - Unaudited)

	Notes	For the nine months ended June 30, 2025	For the nine months ended June 30, 2024
		$	$
Operating activities
Net loss for the period		(8,143,745)	(2,028,505)
Non-cash items:
Depreciation - right-of-use asset	11	59,859	6,338
Foreign exchange		845,283	54,338
Interest on lease liability	11	28,555	4,855
Share-based compensation	5	2,113,671	629,532

Changes in non-cash working capital items:
Sales tax receivable		(64,944)	19,745
Other receivable		(157,466)	-
Prepaids		(491,762)	(30,624)
Accounts payable and accrued liabilities		77,504	(42,695)
Net cash used in operating activities		(7,423,611)	(1,387,016)

Financing activities
Private placement proceeds	5	48,628,964	900,000
Share issuance costs	5	(83,720)	-
Pre-funded warrant and warrant exercise proceeds	5	2,589,364	-
Option exercise proceeds	5	1,188,850	-
Principal portion of lease liability	11	(74,040)	(65,871)
Net cash from financing activities		52,249,418	834,129

Change in cash and cash equivalents		44,825,807	(552,887)
Effect of foreign exchange on cash		841,661	(4,855)
Cash and cash equivalents, beginning of period		5,720,092	6,747,986

Cash and cash equivalents, end of period		51,387,560	6,190,244

SUPPLEMENTARY INFORMATION
Fair value of RSUs exercised		877,250	232,500
Fair value of Pre-funded warrants exercised		455,573	-
Fair value of options exercised		830,473	-

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

1. NATURE AND CONTINUANCE OF OPERATIONS

Bright Minds Biosciences Inc. (the "Company") was incorporated under the Business Corporations Act of British Columbia on May 31, 2019. The Company's objective is to generate income and achieve long term profitable growth through the development of therapeutics to improve the lives of patients with certain severe and life-altering diseases. On November 8, 2021, the Company started trading on the NASDAQ under the symbol "DRUG". The registered address of the Company is located at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Canada. The head office address of the Company is located at 19 Vestry Street, New York, NY 10013, USA.

These condensed interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at June 30, 2025, the Company is not able to finance day to day activities through operations and has comprehensive loss of $8,143,745 for the period ended June 30, 2025 (2024 - $2,028,505). The Company has a deficit of $42,492,714 since inception and negative operating cash flows. As at June 30, 2025, the Company has working capital of $51,763,593 (September 30, 2024 - $5,458,261). The continuing operations of the Company are dependent upon its ability to attain profitable operations and generate funds therefrom. Management intends to finance operating costs with equity financings, loans from directors and companies controlled by directors and/or private placement of common shares.

2. STATEMENT OF COMPLIANCE AND BASIS OF PREPARATION

Statement of compliance

The Company applies IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the IASB. The policies applied in these unaudited condensed interim consolidated financial statements are based on IFRSs issued and outstanding as of August 14, 2025, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited condensed interim consolidated financial statements as compared with the most recent annual financial statements as at and for the year ended September 30, 2024, except as noted below. Any subsequent changes to IFRS that are given effect in the Company's annual financial statements for the year ending September 30, 2025, could result in restatement of these unaudited condensed interim consolidated financial statements.

Basis of preparation

Depending on the applicable IFRS requirements, the measurement basis used in the preparation of these condensed interim consolidated financial statements is cost, net realizable value, fair value or recoverable amount. These condensed interim consolidated financial statements, except for the condensed interim consolidated statement of cash flows, are based on the accrual basis.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

3. MATERIAL ACCOUNTING POLICY INFORMATION

Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Bright Minds Biosciences LLC, a Delaware limited liability company, and Bright Minds Bioscience Pty Ltd., a proprietary company registered under the Corporations Act of Australia on June 24, 2021.  On June 10, 2021, the Chief Executive Officer of the Company transferred, assigned and conveyed all of his membership interests in Bright Minds Biosciences LLC to the Company.

A subsidiary is an entity that the Company controls, either directly or indirectly, where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial results of the Company's subsidiaries are included in the condensed interim consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of the Company's subsidiaries have been aligned with the policies adopted by the Company. When the Company ceases to control a subsidiary, the financial statements of that subsidiary are de-consolidated.

Inter-company balances and transactions, and any income and expenses arising from inter-company transactions, have been eliminated in these condensed interim consolidated financial statements.

Significant accounting estimates

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Certain of the Company's accounting policies and disclosures require key assumptions concerning the future and other estimates that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities or disclosures within the next fiscal year. Where applicable, further information about the assumptions made is disclosed in the notes specific to that asset or liability. The significant accounting estimates and judgments set out below have been applied consistently to all periods presented in these condensed interim consolidated financial statements.

Ability to continue as a going concern

Evaluation of the ability of the Company to realize its strategy for funding its future needs for working capital involves making judgments.

Share-based compensation

The fair value of stock options is measured using a Black Scholes option pricing model. Measurement inputs include the common share price on the grant date, the exercise price of the instrument, the expected common share price volatility, the weighted average expected life of the instruments, the expected dividends and the risk-free interest rate. Service and non-market performance conditions are not taken into account in determining fair value. The fair value of equity settled Restricted Share Units ("RSUs") is measured based on management's best estimate of the Company's share price on the grant date.

The share-based compensation recognized is also determined based on management's grant date estimate of the forfeitures that are expected to occur over the life of the stock options and equity settled RSUs. Cash settled RSUs outstanding are fair valued using a mark-to-market calculation based on the Company's closing common share price at the end of the period. The number of stock options and RSUs that actually vest could differ from the estimated number of awards expected to vest and any differences between the actual and estimated forfeitures are recognized prospectively as they occur.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

3. MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Foreign currency translation

The functional currency of the Company, Bright Minds Biosciences LLC and Bright Minds Bioscience Pty Ltd. is the Canadian dollar and the presentation currency of the Company is the Canadian dollar. Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the transaction date. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Foreign currency translation differences are recognized in profit or loss.

Please refer to Note 3 of the audited consolidated financial statements of the company for the year ended September 30, 2024, for full disclosure of the material accounting policy information.

Accounting Standards, Amendments and Interpretations

The following amendments were adopted by the Company on October 1, 2023:

a) Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) - the amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy.

b) Definition of Accounting Estimates (Amendments to IAS 8) - the amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are "monetary amounts in consolidated financial statements that are subject to measurement uncertainty". Entities develop accounting estimates if accounting policies require items in consolidated financial statements to be measured in a way that involves measurement uncertainty. The amendments clarify that a change in accounting estimate that results from new information or new developments is not the correction of an error.

There was no impact on the Company's condensed interim consolidated financial statements upon the adoption of these amendments.

Accounting Pronouncements Not Yet Adopted

IFRS 18, Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation and disaggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date.

In January 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements, to provide a more general approach to the presentation of liabilities as current or non‐current based on contractual arrangements in place at the reporting date.

These amendments:

  specify that the rights and conditions existing at the end of the reporting period are relevant in determining whether the Company has a right to defer settlement of a liability by at least twelve months;
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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

3. MATERIAL ACCOUNTING POLICY INFORMATION (continued)

  provide that management's expectations are not a relevant consideration as to whether the Company will exercise its rights to defer settlement of a liability; and
  clarify when a liability is considered settled.

The Company has not yet determined the impact of these amendments on its condensed interim consolidated financial statements.

4. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2025	September 30, 2024
	$	$
Accounts payable	510,804	407,548
Accrued liabilities	16,000	41,751
Total accounts payable and accrued liabilities	526,804	449,299

5. SHARE CAPITAL

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital for the nine months ended June 30, 2025

On November 4, 2024, the Company closed a non-brokered private placement of 1,612,902 common shares for gross proceeds of $48,628,964 (US$35,000,000). The company incurred share issuance costs of $83,720 in connection with the private placement.

During the period ended June 30, 2025, 115,000 RSUs were exercised and $877,250 was reclassified from reserves to share capital upon the exercise.

During the period ended June 30, 2025, an aggregate of 608,000 warrants and 72,950 pre-funded warrants ("PFWs") were exercised for total gross proceeds of $2,589,364. $455,573 was reclassified from pre-funded warrants to share capital upon the exercise. Each PFW was exercised into one common share and one warrant of the Company.

During the period ended June 30, 2025, an aggregate of 151,700 stock options were exercised for gross proceeds of $1,188,850. $830,473 was reclassified from reserves to share capital upon the exercise.

Issued share capital for the year ended September 30, 2024

On December 22, 2023, the Company issued 661,765 units of the Company ("Units") at a price per Unit of $1.36 for aggregate gross proceeds of $900,000. Each Unit is comprised of one common share and one common share purchase warrant ("Warrant") of the Company. Each Warrant is exercisable to acquire one common share of the Company at an exercise price of $1.70 per share until December 22, 2028.

On December 13, 2023, 30,000 RSUs were exercised and $232,500 was reclassified from reserves to share capital upon the exercise.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

5. SHARE CAPITAL (continued)

During the year ended September 30, 2024, 60,250 PFWs were exercised for gross proceeds of $302. $376,261 was reclassified from pre-funded warrants to share capital upon the exercise. Each PFW was exercised into one common share and one warrant of the Company.

Stock options

The Company's stock option plan provides for stock options to be issued to directors, officers, employees and consultants of the Company, its subsidiaries and any personal holding company of such individuals so that they may participate in the growth and development of the Company. Subject to the specific provisions of the stock option plan, eligibility, vesting period, terms of the options and the number of options granted are to be determined by the Board of Directors at the time of grant. The stock option plan allows the Board of Directors to issue up to 10% of the Company's outstanding common shares as stock options.

Options granted during the period ended June 30, 2025

On October 3, 2024, the Company granted 70,000 stock options to a consultant and the directors of the Company. The stock options have an exercise price of $1.65 per share, expire on October 3, 2029, and vest as follows: 50% immediately, 25% on the first anniversary of the grant date; and 25% on the second anniversary of the grant date. The fair value of these stock options was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: $1.65; ii) share price: $1.60; iii) term: 5 years; iv) volatility: 117.93%; v) discount rate: 2.88%; and dividends: nil.

On February 26, 2025, the Company granted 161,000 stock options to the consultants, officers and directors of the Company. The stock options have an exercise price of US$35 per share, expire on February 26, 2030. 126,000 of these stock options vest as follows: 25% on the first anniversary of the grant date; 25% on the second anniversary of the grant date, 25% on the third anniversary of the grant date, and 25% on the fourth anniversary of the grant date, and 35,000 of these stock options vest in equal installments over a period of 24 months beginning on February 26, 2025. The fair value of these stock options was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: US$35 (CA $50.19); ii) share price: $47.82; iii) term: 5 years; iv) volatility: 211.16%; v) discount rate: 2.70%; and dividends: nil.

Options granted during the year ended September 30, 2024

On March 22, 2024, the Company granted 130,000 stock options to the directors and consultants of the Company. The stock options have an exercise price of $1.84 per share, expire on March 22, 2029 and vest as follows: 25% on the grant date, 25% on the first anniversary of the grant date, 25% on the second anniversary of the grant date, and 25% on the third anniversary of the grant date. The fair value of these stock options was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: $1.84 ii) share price: $1.80; iii) term: 5 years; iv) volatility: 122.84%; v) discount rate: 3.48%; and dividends: nil.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

5. SHARE CAPITAL (continued)

The following table summarizes the movements in the Company's outstanding stock options for the period ended June 30, 2025 and year ended September 30, 2024:

	Number of stock options	Weighted average exercise price

Balance at September 30, 2023	212,161	$11.65
Granted	130,000	$1.84
Expired	(1,761)	$38.20
Balance at September 30, 2024	340,400	$7.76
Granted	231,000	$35.48
Cancelled	(30,000)	$8.25
Exercised	(151,700)	$7.84
Balance at June 30, 2025	389,700	$24.13

As at June 30, 2025, the stock options have a weighted average remaining life of 3.82 years (September 30, 2024 - 3.13).

The following table summarizes the stock options issued and outstanding:

	Stock Options Outstanding and Exercisable
Expiry Date	Number of stock options	Exercisable	Exercise price	Remaining life (Years)
November 17, 2025	14,200	14,200	$6.25	0.38
April 28, 2026	4,000	4,000	$38.00	0.83
June 15, 2026	16,000	16,000	$38.00	0.96
February 16, 2028	37,000	13,500	$5.25	2.63
March 22, 2029	102,500	37,500	$1.84	3.73
October 3, 2029	55,000	20,000	$1.65	4.26
February 26, 2030	126,000	-	US$35.00	4.66
February 26, 2030	35,000	7,292	US$35.00	4.66

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

5. SHARE CAPITAL (continued)

The weighted average share price of the stock options exercised during the period ended June 30, 2025 is as follows:

Exercise date	Exercise price	Number of stock options exercised	Weighted average share price on exercise date
October 18, 2024	$6.25	11,300	$7.65
October 18, 2024	$5.25	6,750	$4.57
October 18, 2024	$1.84	17,500	$11.85
October 18, 2024	$1.65	10,000	$6.77
October 30, 2024	$8.25	15,000	$6.60
October 30, 2024	$1.84	5,000	$2.20
October 30, 2024	$1.65	5,000	$2.20
November 6, 2024	$6.25	19,000	$9.61
November 8, 2024	$38.00	12,000	$5.17
December 17, 2024	$6.25	9,500	$3.52
February 25, 2025	$8.25	15,000	$4.80
March 7, 2025	$5.25	3,250	$1.12
March 7, 2025	$6.25	16,000	$5.54
March 28, 2025	$1.84	5,000	$1.72
May 2, 2025	$6.25	1,400	$0.42
		151,700	$73.74

Restricted share unit plan

The Company's RSU plan provides RSUs to be issued to directors, officers, employees and consultants of the Company, its subsidiaries and any personal holding company of such individuals so that they may participate in the growth and development of the Company. Subject to the specific provisions of the RSU plan, eligibility, vesting period, terms of the RSUs and the number of RSUs granted are to be determined by the Board of Directors at the time of the grant. The RSU plan allows the Board of Directors to issue common shares of the company as equity settled RSUs, provided that, when combined, the maximum number of common shares reserved for issuance under all share-based compensation arrangements of the Company does not exceed 10% of the Company's outstanding common shares.

On March 3, 2025, the Company issued 600 RSUs to a consultant of the Company and these RSUs vest as follows: 50% on July 3, 2025, 25% on September 3, 2025, and 25% on March 3, 2026.

The following table summarizes the movements in the Company's outstanding RSUs for the period ended June 30, 2025, and the year ended September 30, 2024:

	Number of RSUs	Weighted average exercise price
Balance at September 30, 2023	222,000	$10.89
Exercised	(30,000)	$7.75
Balance at September 30, 2024	192,000	$11.38
Granted	600	$51.98
Exercised	(115,000)	$7.63
Balance at June 30, 2025	77,600	$9.05

As at June 30, 2025, the RSUs have a weighted average remaining life of 2.23 years (September 30, 2024 - 3.06 years).

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

5. SHARE CAPITAL (continued)

The following table summarizes the RSUs issued and outstanding:

	RSUs Outstanding and Exercisable
Expiry Date	Number of RSUs	Exercisable	Fair value on grant date	Remaining life (Years)
February 1, 2027	5,000	3,750	$15.25	1.59
February 1, 2027	7,000	5,250	$15.00	1.59
April 27, 2027	10,000	5,000	$6.35	1.82
December 1, 2027	55,000	-	$7.75	2.42
March 3, 2030	600	-	$51.98	4.68

The weighted average share price of RSUs exercised during the period ended June 30, 2025, is as follows:

Exercise date	Number of RSUs exercised	Weighted average share price on exercise date
October 18, 2024	10,000	$8.93
October 18, 2024	50,000	$44.66
January 27, 2025	55,000	$21.62
	115,000	$75.22

Share-based compensation expense recognized in the condensed interim consolidated statements of comprehensive loss is comprised of the following:

	For the nine months ended:
	June 30, 2025	June 30, 2024
	$	$

Stock options	1,959,047	313,674
Restricted share units - equity settled grants	154,624	315,858
Total share-based compensation expense	2,113,671	629,532

Share-based compensation expense is included in the condensed interim consolidated statements of comprehensive loss as follows:

	For the nine months ended:
	June 30, 2025	June 30, 2024
	$	$
Consulting fees	31,078	39,061
Directors' compensation	330,105	348,722
Research and development	1,752,488	241,749
Total share-based compensation expense	2,113,671	629,532

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

5. SHARE CAPITAL (continued)

Warrants

The following table summarizes the movements in the Company's outstanding warrants for the period ended June 30, 2025, and the year ended September 30, 2024:

	Number of warrants	Weighted average exercise price
Balance at September 30, 2023	1,047,520	$21.12
Issued	722,015	2.12
Expired	(852,720)	24.40
Balance at September 30, 2024	916,815	$3.10
Issued on exercise of PFWs	72,950	6.75
Exercised	(608,000)	4.26
Expired	(20,000)	6.75
Balance at June 30, 2025	361,765	$1.70

As at June 30, 2025, the warrants have a weighted average remaining life of 3.48 (September 30, 2024 - 3.10) years.

The following table summarizes the warrants issued and outstanding:

	Warrants Outstanding
Expiry Date	Number of warrants	Exercise price	Remaining life (Years)
December 22, 2028	361,765	$1.70	3.48

The weighted average share price of warrants exercised during the period ended June 30, 2025 is as follows:

Exercise date	Exercise price	Number of warrants exercised	Weighted average share price on exercise date
October 15, 2024	$6.75	307,200	$22.29
October 24, 2024	$6.75	800	$0.09
October 30, 2024	$1.70	300,000	$32.93
		608,000	$55.30

6. RELATED PARTY TRANSACTIONS

Related party transactions were recorded at the exchange value, which is the consideration determined and agreed to by the related parties. The Company's related parties include directors, key management and companies controlled by directors and key management.

Included in accounts payable and accrued liabilities as at June 30, 2025 was $147,778 (September 30, 2024 - $61,061) owing to the officers and directors of the Company and the companies controlled by these key management personnel. Amounts owing to related parties are non-interest bearing, unsecured and due on demand.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

Compensation of Key Management Personnel

Key management personnel are those persons that have authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

6. RELATED PARTY TRANSACTIONS (continued)

The following table summarizes expenses related to key management personnel:

	For the nine months ended:
	June 30, 2025	June 30, 2024
	$	$
Professional fees	100,000	90,000
Research and development	1,202,988	392,438
Share-based compensation included in directors' compensation	330,105	348,722
Share-based compensation included in consulting fees	46,602	-
Share-based compensation included in research and development	906,593	101,148
	2,586,288	932,308

See Note 7 for related party contractual obligations.

7.    CONTRACTUAL OBLIGATIONS

License agreement

On April 23, 2021, the Company entered into an exclusive license agreement with equity (the "LA") with the Board of Trustees of the UIC (the "University"), whereby the University granted to the Company, in all fields of use and worldwide, an exclusive, non-transferable license with the right to sublicense under the University's rights in and to the Patent Rights (as defined) and a non-exclusive, non-transferable license with the right to sublicense under the University's rights in and to the Technical Information (as defined) to make, have made, construct, have constructed, use, import, sell, and offer for sale royalty-bearing Product (as defined). As consideration for the grant of license, the Company will pay the following amounts (in US$) to the University:

  Signing Fee - a signing fee of $100,000 less $15,000 in option fees was paid (CDN$105,502) and 12,600 common shares of the Company were issued to the University;
  Net Sales - royalties on Net Sales (as defined) ranging from 3% (under $1 billion) to 4.5% (over $2 billion), with such royalty payments being credited toward the annual minimum for the license year in which the royalty payment accrues;
  Sublicensee Revenues - royalties (as for net sales above) on Sublicensee Revenue (as defined), with such royalty payments being credited toward the annual minimum for the license year in which the royalty payment accrues and 12% on all non-royalty revenue until the Company has raised $7.5 million and then 10% thereafter; and
  Annual Minimums - if the total royalties paid to the University for any license year are less than the following annual minimums, the Company must pay the University the amount equal to the shortfall:
  Years 1 and 2 - $nil;
  Year 3 - $5,000 (paid);
  Year 4 - $15,000; (paid)
  Year 5 - $35,000;
  Year 6 and thereafter - $50,000; and
  After first commercial sale - $250,000 or net sales royalty, whichever is higher.
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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

7. CONTRACTUAL OBLIGATIONS (continued)

  Milestone Payments - milestone payments after the occurrence of the following milestone events:

Prior to any sublicensing agreements, joint ventures or change of control:

  $10,000 upon dosing the first patient in a Phase I trial (paid);
  $50,000 upon dosing the first patient in the first Phase II trial (paid);
  $250,000 upon dosing the first patient in a Phase III trial in the first clinical indication; and
  $2 million upon the first commercial sale of each clinical indication.

  After any sublicensing agreements, joint ventures or change of control:

  As above;
  $250,000 upon dosing the first patient in each Phase II trial;
  $500,000 upon dosing the first patient in each Phase III trial; and
  $2 million upon the first commercial sale of each clinical indication

Unless otherwise agreed to in writing by the University, the Company will reimburse the University for all documented costs and expenses in connection with the Patent Rights, including the preparation, filing, prosecution, maintenance and defense thereof. From time to time, the anticipated costs and expenses may be significant and, upon request, the Company will pay the estimated costs and expenses in advance of such costs and expenses being incurred by the University.

The term of the LA ends on the later of the last to expire of the Patent Rights, expiration of regulatory exclusivity for Product or when the Company provides notice that use of Technical Information has ceased. The University has the right to terminate the LA if the Company fails to make any required payments or is in breach of any provision of the LA.  The Company may terminate the LA at any time upon providing at least 90 days written notice to the University.

Related party contracts

The Company entered into several director indemnity agreements (the "DIAs") with the directors of the Company. Pursuant to the DIAs and subject to all applicable laws, including the applicable limitations and restrictions set forth in the Business Corporations Act (British Columbia), the Company will:

  Indemnify and save harmless the Directors against and from:
  any and all charges or claims by reason of them being or having been a director of the Company or another corporation, at a time when the other corporation is or was an affiliate of the Company, or at the request of the Company;
  any and all costs, damages, expenses, fines, liabilities, losses and penalties (the "Consequences") which they may sustain, incur or be liable for in consequence of their acting as a director of the Company, whether sustained or incurred by reason of their negligence, default, breach of duty or trust, failure to exercise due diligence or otherwise in relation to the Company or any of its affairs; and
  in particular, and without in any way limiting the generality of the foregoing, any and all Consequences which they may sustain, incur or be liable for as a result of or in connection with the release or presence in the environment of substances, contaminants, litter, waste, effluent, refuse, pollutants or deleterious materials and that arise out of or are in any way connected with the management, operation, activities or existence of the Company or by virtue of them holding any other directorship with any other entity at the Company's request.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

7. CONTRACTUAL OBLIGATIONS (continued)

  gross up any indemnity payment made pursuant to the DIAs by the amount of any income tax payable by the Directors in respect of that payment; and
  indemnify the Directors for the amount of all costs they incur in obtaining any Court approval required to enable or require the Company to make a payment to them under the DIAs, or enforce the DIAs against the Company, including without limitation legal fees and disbursements on a full indemnity basis.

Notwithstanding the above-noted, the Company will have no obligation to indemnify or save harmless the Directors in respect of any liability for which they are entitled to indemnity pursuant to any valid and collectible policy of insurance obtained and maintained by the Company, to the extent of the amounts actually collected by the Directors under the insurance policy.

On November 13, 2022, the Company entered into an Independent Consultant Agreement (the "ICA") whereby the contractor was engaged to serve as the Chief Medical Officer of the Company effective December 1, 2022. The Company agreed to pay a signing bonus of US$35,000 upon the execution of the ICA and a fee of US$205,000 annually, payable in monthly installments. The Company also agreed to reimburse for reasonable and approved expenses arising in connection with the performance of the services. The services will continue for an initial term of one year unless sooner terminated. The ICA can be terminated by the Company providing one month written notice, the contractor providing three months' written notice or by mutual written agreement. At the end of the initial term, the ICA will automatically be extended for additional one-year period(s) unless the Company provides the contractor with 30 days written notice. In connection with the ICA, the Company granted 60,000 stock options with an exercise price of $8.25 per share. On January 8, 2025, the Chief Medical Officer retired and was re-engaged as an independent advisor to the Company. At the time of retiring, the Chief Medical Officer had 45,000 stock options of which 30,000 stock options were cancelled, and the expiry date of 15,000 options was amended to October 8, 2025 (exercised during the period ended March 31, 2025).

On February 10, 2025, the Company entered into an ICA whereby the contractor was engaged to serve as the Chief Medical Officer of the Company effective February 14, 2025. The Company agreed to pay a signing bonus of USD$50,000 (paid) and a fee of US$400,000 annually. On February 26, 2025, the Company also granted 100,000 stock options with an exercise price of US$35 (refer to Note 5). In addition, the Company also agreed to reimburse for reasonable and approved expenses arising in connection with the performance of the services.

On September 22, 2022, the Company entered into an ICA whereby the contractor was engaged to serve as the Chief Science Officer of the Company effective September 22, 2022. The Company agreed to pay a signing bonus of US$45,000 (paid) upon the execution of the ICA and a fee of US$180,000 annually, payable in monthly installments in addition to 100,000 RSUs (issued) for a period of five years, 25% vesting immediately, and 75% vesting over the next 3 years.

The Company has an arrangement whereby a contractor carries out duties as the Chief Operating Officer for an annual salary of US$104,000. In addition, the Company also agreed to reimburse for reasonable and approved expenses arising in connection with the performance of the services.

Scientific advisory board agreements

The Company entered into numerous scientific advisory board agreements (the "SABAs") whereby the advisors were retained to serve as members of the Company's scientific advisory board and as consultants to the Company and senior management in the areas of scientific, technical and business advice. As compensation for performing these services, the Company pay the advisors hourly rates of $150 and $160 per hour. The Company also granted stock options and RSUs to several advisors as part of the compensation for the services provided by the advisors. The advisors have the same hour requirements and restrictions as noted below. The services will continue for initial terms of one year unless sooner terminated. At the end of the initial terms, the SABAs will automatically be extended for an additional one-year period(s) unless either party gives the other 30 days written notice.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

7. CONTRACTUAL OBLIGATIONS (continued)

Consulting agreements

The Company has entered into numerous consulting agreements (the "CAs") whereby the consultants were retained to serve as advisors to the Company and senior management in the areas of public relations and content creation and scientific, technical and business advice. As compensation for performing these services, the Company pay the advisors hourly rates between US$30 to US$600. The Company also granted stock options and RSUs to several advisors as part of the compensation for the services provided by the advisors . The advisors being paid $400 and $600 per hour will reserve at least six full days of services to the Company and such additional days as requested by the Company each annual period, but not to exceed 36 full days of service per year unless otherwise agreed and up to a maximum of 288 hours total per year, unless otherwise agreed. The services will continue for initial terms of one year unless sooner terminated. At the end of the initial terms, the CAs will automatically be extended for an additional one-year period(s) unless either party gives the other 30 days written notice.

8. OTHER RECEIVABLES

The Company's other receivables consist of the following as at June 30, 2025 and September 30, 2024:

	June 30, 2025	September 30, 2024
	$	$
Interest receivable on bank deposits	157,466	-

The promissory note bears interest at a rate of 6% per annum and is receivable on demand.

9. FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

The following table summarizes the carrying value of financial assets and liabilities:

	June 30, 2025	September 30, 2024
FVTPL	$	$
Cash	51,301,310	5,633,842
Guaranteed investment certificate	86,250	86,250
Cash and cash equivalents	51,387,560	5,720,092
Amortized cost
Accounts payable and accrued liabilities	526,803	449,299

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

9. FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (Continued)

Fair value measurement

Financial assets and liabilities that are recognized on the consolidated statement of financial position at fair value can be classified in a hierarchy that is based on the significance of the inputs used in making the measurements.

The levels in the hierarchy are:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The Company's cash and cash equivalents is classified as Level 1, whereas accounts payable and accrued liabilities are classified as Level 2. As at June 30, 2025, the Company believes that the carrying values of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair values because of their nature and relatively short maturity dates or durations.

Financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its cash and cash equivalents balance. As at June 30, 2025, the Company had cash and cash equivalents of $51,387,560 which was held with  major banks in Canada, United States and Australia. Because deposits are with three banks, there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The maximum exposure to credit risk is the carrying amount of the Company's financial instruments. The credit risk is assessed as low.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. As at June 30, 2025, the Company had the following foreign currency balances - cash (US$33,026,018 and AU$1,190,865), receivables (AU$74,698), prepaids (US$221,834 and AU$375,588) and accounts payable and accrued liabilities (US$169,833 and AU$240,136). A 10% fluctuation in the US$ and AU$ against the Canadian dollar would have an impact of approximately $4,638,000 on comprehensive loss.

Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company's objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company's main source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding. As at June 30, 2025, the Company had cash and cash equivalents of $51,387,560 cover current liabilities of $604,991.

Capital management

Management's objective is to manage its capital to ensure that there are adequate capital resources to safeguard the Company's ability to continue as a going concern through the optimization of its capital structure. The capital structure consists of share capital and working capital. In order to achieve this objective, management makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. To maintain or adjust the capital structure, management may invest its excess cash in interest bearing accounts of Canadian chartered banks and/or raise additional funds externally as needed. The Company is not subject to externally imposed capital requirements. The Company's management of capital did not change during the period ended June 30, 2025

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

10.  RESEARCH AND DEVELOPMENT

Research and development expense recognized in the condensed interim consolidated statements of comprehensive loss is comprised of the following:

	For the six months ended:
	June 30, 2025	June 30, 2024
	$	$
Laboratory costs	12,766	13,850
Novel drug development	2,362,488	497,628
Patents and related payments	193,880	101,615
Salary and subcontractors	1,978,682	929,030
Share-based compensation (see Note 5)	1,752,488	241,749
Investment tax credits	-	(1,019,917)
	6,300,304	763,955

11.   PREMISES LEASES

Commencing September 1, 2022, the Company extended the apartment lease in New York, New York USA for a term of two years at a monthly base rent of US$5,510 for the first year and US$5,630 for the second year of the lease. Commencing September 1, 2024, the Company further extended the lease for six months at a monthly base rent of US$5,855 and the company further extended the lease for two years at a monthly lease rate of US$6,190 for the first year and US$6,255 for the second year.

(a) Right-of-Use Assets

As at June 30, 2025, $128,976 of right-of-use assets are recorded as follows:

$
As at September 30, 2023	66,413
Extension of lease	124,506
Depreciation	(73,357)
Foreign exchange	96
As at September 30, 2024	117,658
Extension of lease	71,999
Depreciation	(59,859)
Foreign Exchange	(822)
As at March 31, 2025	128,976

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

11.   PREMISES LEASES (continued)

(b) Lease Liabilities

Minimum lease payments in respect of lease liabilities and the effect of discounting are as follows:

	Nine months ended June 30, 2025	Year ended September 30, 2024
Undiscounted minimum lease payments:	$	$
Less than one year	101,695	98,010
Two to three years	68,270	41,779
	169,965	139,789
Effect of discounting	(28,934)	(20,829)
Present value of minimum lease payments	141,031	118,960
Less current portion	(78,189)	(79,384)
Long-term portion	62,842	39,576

(c) Lease Liability Continuity

The lease liability continuity is as follows:

$
As at September 30, 2023	73,549
Recognition of lease liability on extension	124,506
Principal payments	(89,730)
Interest expense	8,945
Foreign exchange	1,690
As at September 30, 2024	118,960
Recognition of lease liability on extension	71,999
Principal payments	(74,040)
Interest expense	28,555
Foreign exchange	(4,444)
As at June 30, 2025	141,030

12.  CONTINGENT LIABILITY

On April 14, 2023, Revati Inc., the consulting company of the Company's former Chief Medical Officer, Dr. Revati Shreeniwas ("plaintiff"), commenced legal proceedings against the Company in the Supreme Court of British Columbia in connection with the termination of Revati Inc.'s consulting services. The plaintiff is seeking damages for alleged breach of contract, including:

  consulting fees equivalent to three months from the date of termination;
  the value of certain restricted share units ("RSUs") and stock options that the plaintiff asserts should have vested;
  damages for outstanding fees, bad faith, punitive damages, and other related amounts; and
  reimbursement for certain expenses, together with pre- and post-judgment interest and legal costs.

The plaintiff's claims include equity-based compensation components, which are subject to dispute regarding vesting entitlement and valuation methodology. The Company disputes both the basis and financial amount of the claims.

Based on the management's internal assessment, likelihood of loss is possible under IAS 37 Provisions, Contingent Liabilities and Contingent Assets. However, due to the early stage of the proceedings, the inherent uncertainties of litigation, and the wide range of possible outcomes, management cannot reliably estimate the amount of any potential

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

12.  CONTINGENT LIABILITY (continued)

obligation. Accordingly, no financial provision has been recognized in these consolidated financial statements. The matter is disclosed as a contingent liability. Management does not expect this litigation to have a material adverse effect on the Company's financial condition, results of operations, or liquidity.

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